BANC ONE CORPORATION
                         100 East Broad Street
                         Columbus, Ohio 43271-0240

                                                       News Release

   [BANK ONE LOGO]

                                           For further information contact:
                                   BANC ONE: John A. Russell (614) 248-5989
                                 First USA: David C. Webster (214) 849-3755

   FOR RELEASE:  June 27, 1997

                 BANC ONE COMPLETES ACQUISITION OF FIRST USA
   BANC ONE CORPORATION, Columbus, Ohio (NYSE:ONE) John B. McCoy, Chairman and Chief Executive Officer of BANC ONE CORPORATION, announced today that BANC ONE has completed the acquisition of First USA, Inc.
   (NYSE:FUS), headquartered in Dallas, Texas.

   First USA, Inc. is a financial services company specializing in the credit card business and is currently the fourth largest among domestic Visa and MasterCard issuers with $23.2 billion in managed receivables and 16.3 million cardholders. The combination of First USA's operations with BANC ONE's 16.0 million cardholders and $11.9 billion in managed card receivables will produce the nation's third-largest card operation with 32.3 million cardholders and card assets of $35.1 billion.

   Terms of the agreement called for First USA shareholders to receive
   1.1659 shares of BANC ONE stock for each share of First USA. The value of the transaction is approximately $56.84 a First USA share or $7.9 billion based on BANC ONE's closing share price on Thursday, June 26, 1997. Information will be mailed promptly to First USA stockholders with instructions for submitting their First USA stock certificates for exchange into BANC ONE common stock certificates.

   BANC ONE Chairman McCoy said, "We are absolutely delighted to have First USA join BANC ONE. First USA is a superb financial services company that has achieved a leadership position in the credit card industry with the best five-year compounded annual growth rate in earnings in the industry. First USA will add a powerful new dimension to our competitive arsenal and significantly change the way BANC ONE can complete in the consumer financial services business."

   McCoy continued, "Over the last decade, specialized issuers and processors have developed a great economy-of-scale and skill advantage over other operations. This advantage enables specialized issuers to offer a broader product line and pricing options that are not economical for other issuers to match. First USA is well known for its low-cost structure, its marketing savvy and its cutting-edge technology. We believe they are the leader among the credit card companies in the United States today."

   John C. Tolleson, Chairman and Chief Executive Officer of First USA, said, "We couldn't be more pleased to be merging with a company with such a fine reputation. Our combined strength will enable

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   us to offer a broader range of financial services to our existing customer base. This is a winning transaction for customers, employees and shareholders of BANC ONE and First USA, and is a significant event in the financial services industry."

   Tolleson founded First USA in 1985 and has been Chairman and Chief Executive Officer since then. Under the agreement, he will become a member of BANC ONE's Board of Directors and will turn over the day-to-day operations of First USA after completion of the merger to Richard
   W. Vague, who co-founded First USA with Tolleson and is currently Chairman and Chief Executive Officer of First USA Bank and President of First USA, Inc. Vague has become Chairman and Chief Executive Officer of First USA.

   Regarding the merger, Vague said, "With the merger, a top priority is to drive growth and earnings and to achieve the economies of scale made possible by our new combined size. Both organizations possess a wealth of experience and knowledge that we intend to aggressively apply to our combined customer base. We will market our credit card products through BANC ONE's extensive branch system in addition to our traditional distribution channels. In turn, BANC ONE's broad and appealing product line can be marketed directly to the combined credit card customer base of 32.3 million credit worthy individuals. Also, we feel that the scale and resources of the new organization are a huge asset as we seek to grow the affinity and co-brand business and take market share away from competitors. Our management team recognizes the long-term opportunities that will result from combining our two organizations. We're very excited and look forward with great commitment to seeing those opportunities maximized."

   BANC ONE CORPORATION had assets of $101.6 billion and common equity of $8.2 billion at March 31, 1997. BANC ONE now operates 1,502 offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. BANC ONE also owns several additional corporations that engage in credit card and merchant processing, consumer finance, mortgage banking, insurance, venture capital, investment and merchant baking, trust, brokerage, investment management, equipment leasing and data processing. Information about BANC ONE's financial results and its products and services can be accessed on the Internet at:
   http://www.bankone.com and through InvestQuest (TM) at http://www.investquest.com or Fax-on-demand: (614) 844-3860

   First USA maintains a site on the World Wide Web at http://www.firstusa.com.

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